UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35174

Issuer: DBX ETF Trust
Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

Address: 875 Third Avenue
New York, NY 10022-6225

Telephone number: (212) 454-4500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of beneficial interest, no par value, of the following portfolio:

Xtrackers Risk Managed USD High Yield Strategy ETF

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[x] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of
      17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the
      Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, DBX ETF Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 6, 2026	/s/Freddi Klassen	President and Chief Executive Officer
Date	Name: Freddi Klassen	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.